U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I  Registrant Information

Full Name of Registrant:  Thomas Pharmaceuticals, Ltd.

750 Highway 34, Matawan, NJ (Address of principal executive offices)	07747 (Zip Code)

Part II Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narrative

The Registrant has been unable to complete and file, when originally due, the Quarterly Report on Form 10-Q as a result of delays in finalizing the financial statements in time for the independent accountants to review the Quarterly Report.

Part IV  Other Information

(1) Name and telephone number of person to contact in regard to this notification

Lawrence A. Muenz	(202) 728-2909
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).       ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☒ Yes ☐ No

Total revenues for the three months ended June 30, 2009 and 2008 were $0 and $27,090, respectively.  Restated loss before preferred dividends for the three months ended June 30, 2009 and 2008 were $94,628 and $227,860, respectively.

Thomas Pharmaceuticals, Ltd.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2009	By:	/s/ Mark Meller
Name:		Mark Meller
President and Chief Executive Officer